March 3, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc
Form 10-K for the Fiscal year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2022
File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated February 22, 2023 (the “Letter”) to Hugh Gallagher, Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2022 10-K”) and Form 10-Q for the quarterly period ended September 30, 2022 (the “Q3 2022 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and third quarter 2022 10-Q. For ease of reference, we have copied each comment verbatim in bold type from your Letter and have placed our response immediately below each comment.

Form 10-Q for the quarterly period ended September 30, 2022

Notes to Consolidated Condensed Financial Statements

Note 1 - Organization and Description of Business

Reclassifications, page 7

1.	We note your disclosure that realized gain on sale of digital currencies have now been reclassified as other non-operating income. Please revise such classification, consistent with your response to prior comment 1 in your letter dated August 1, 2022 indicating you would present realized gain on the sale of digital currencies as a component of income or loss from operations on a prospective basis with prior comparative periods reclassified.

Response: We note the Staff’s comment and will classify the realized gains on sales of digital currencies to be reflected in operating income for all periods presented consistent with our prior response in our letter of August 1, 2022. This will be addressed in our Form 10-K for the year ended December 31, 2022.

Securities Exchange Commission March 3, 2023 Page 2

Digital Currencies, Digital currencies, restricted and Digital currencies loaned, page 8

2.	We note your response to prior comment 4. We note that impairment exists whenever carrying value exceeds fair value. Given the significant intraday volatility that has occurred in historical periods, it does not appear that your accounting convention complies with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value. Please revise.

Response: We thank the staff for your consideration of our position on impairment of indefinite lived intangibles, which we previously believed was appropriate based on our interpretation of the standards and our use of industry guidance on ASC 350 and ASC 820. We acknowledge your direction to revise our position and as such we are restating our historical financials in the upcoming 10-K filing such that impairment of digital assets will be reflected utilizing the intraday low price.

A draft of our updated disclosure follows:

Digital assets are included in current assets in the consolidated balance sheets. Digital assets are accounted for as indefinite lived intangible assets, and are initially measured at cost, in accordance with FASB ASC 350 – Intangibles-Goodwill and Other. Digital assets, restricted represent collateral for long-term loans and as such are classified as a non-current asset.

These digital assets are not amortized but are assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Whenever the exchange-traded price of digital assets declines below its carrying value, the Company has determined that an impairment exists and records impairment equal to the amount by which the carrying value exceeds the fair value

Digital Currencies Held in Fund, page 9

3.	We continue to consider your response to prior comments 6, 11, 12, and 13 and may have further comment.

Response for prior comment 6 – We have reviewed this position further and have decided to restate our previously issued financial statements to correct this classification error. We have concluded that the error, which we had previously considered a significant deficiency, constitutes a material weakness around the application of GAAP and this material weakness, along with other material weaknesses will be disclosed in our upcoming 10-K filing.

Response for prior comments 11, 12, and 13 – It is our understanding from conversations with the Staff that the Staff is no longer pursuing the issues discussed in these prior comments. Please confirm our understanding if possible.

Investments, page 9

4.	We note your expanded disclosure in response to prior comment 8. Revise to also address how you account for your $35.5 million investment in Auradine, Inc. preferred stock, including the basis for the classification and the initial and subsequent measurement.

Response: We acknowledge the Staff’s comment and confirm that we will expand our disclosure in the “Investments” section of the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES footnote to clarify the accounting for the $35.5 million investment in Auradine, Inc., preferred stock, including the basis for the classification and the initial and subsequent measurement in our upcoming 10-K filing for the year ended December 31, 2022 as follows:

Investments, which may be made from time to time for strategic reasons (and not to engage in the business of investments) are included in non-current assets in the consolidated balance sheets. Investments without a readily determinable fair value are recorded at cost minus impairment, plus or minus changes from observable price changes in orderly transactions for identical or similar investments of the same issuer in accordance with the measurement alternative described in Topic 321 Investments – Equity Securities (“ASC 321”). As part of the Company’s policy to maximize return on strategic investment opportunities, while preserving capital and limiting downside risk, the Company may at times enter into equity investments or Simple Agreements for Future Equity (“SAFE”) agreements. The nature and timing of the Company’s investments will depend on available capital at any particular time and the investment opportunities identified and available to the Company.

Securities Exchange Commission March 3, 2023 Page 3

On December 21, 2021 and December 30, 2021, the Company entered into two separate SAFE agreements classified on the balance sheet as non-current assets. SAFE agreements are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to ASC 321.

On February 3, 2022, the Company invested approximately $10 million in convertible preferred stock of Compute North Holdings, Inc. The acquisition of convertible preferred stock was accounted for as investments in equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issuer pursuant to ASC 321. This investment was subject to an impairment of $10.0 million following Compute North’s Chapter 11 Bankruptcy filing in September 2022 (See COMPUTE NORTH BANKRUPTCY footnote).

On May 3, 2022, the Company converted $2.0 million from a SAFE investment into preferred stock while purchasing an additional $3.5 million of preferred stock in Auradine, Inc. along with entering into a commitment to acquire $30.0 million of additional shares of preferred stock. This forward contract was accounted for under ASC 321 as an equity security.

On September 27, 2022, the Company increased its investment in the preferred stock of Auradine, Inc. by $30.0 million, bringing its total carrying amount of investment in Auradine, Inc. preferred stock to $35.5 million. The preferred stock is accounted for as investments in equity securities without a readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investments from the same issuer pursuant to ASC 321. During 2022, there were no noted impairments or other adjustments (See NOTE 15 - RELATED PARTY TRANSACTIONS footnote).

As of December 31, 2022, the Company has one remaining SAFE investment with a carrying value of $1.0 million, with no noted impairments or other adjustments.

Note 3 - Revenues from Contracts with Customers, page 11

5.	As we continue to evaluate your accounting policy disclosure for your Participant, Private Pool Participant, and Operator revenue streams, please further revise your revenue recognition policy disclosure to ensure the following items are succinctly articulated:

●	How you determine when a contract exists, including what consideration was given to whether the contracts are terminable by either party at any time without compensation;

●	The nature of your performance obligations, ensuring consistent references to computing power and transaction verification services;

Securities Exchange Commission March 3, 2023 Page 4

●	How the transaction price is determined, including when you measure noncash consideration. In this regard, you disclose that it is measured at contract inception, but we also note your disclosures that it is determined using the daily closing rate. Please also clarify any reference to consideration as variable if it is known at contract inception;

●	Whether your conclusion that the accounting convention for measuring noncash consideration is not materially different is based on the volatility of bitcoin on the day it is measured or for purposes of financial reporting; and

●	Disclose the amount of revenue recognized from each of your types of arrangements in each of the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and will accordingly revise its accounting policy and expand its disclosures in the “Revenue From Contracts with Customers” section of the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Footnote to revise the revenue recognition policy in line with the disclosure requirements under ASC Topic 606, Revenue from Contracts with Customers in our upcoming 10-K filing for the year ended December 31, 2022. The following responses correspond to each point in the foregoing comment from the Staff. The responses below should be reviewed in conjunction with the revised revenue recognition policy as stated below in comment 7.

a) – c) The Company acknowledges the Staff’s comment and accordingly revised the revenue recognition policy. Please refer to the respective sections for the revised policy stated in the response to comment 7 below.

d) The Company has evaluated the quantitative impact of the difference between recognizing revenue at fair value of bitcoin at contract inception versus recognizing revenue using the accounting convention i.e. at the daily closing U.S. dollar spot rate of bitcoin on the date of contract inception (when the Company is a pool operator) or the date block rewards and transaction fees to which the Company is entitled for its contribution to a third party mining pool is received, respectively. The impact is quantitatively immaterial to the Company’s consolidated statement of operations for all periods presented as indicated below:

(in thousands)	Years ended December 31,
	2022	2021 (Restated)
Operator
Company’s accounting convention	$113,491	$138,589
Revenues at contract inception	113,856	138,595
Difference	(365)	(6)
Participant
Company’s accounting convention	4,262	20,574
Revenues at contract inception	4,236	20,619
Difference	26	(45)
Total Revenue
Company’s accounting convention	117,753	159,163
Revenues at contract inception	118,092	159,214
Difference	(339)	(51)

e) Please refer to the disaggregation of revenues recognized for each of our identified revenue streams as presented in our revised revenue recognition policy in the response to comment 7 below.

Securities Exchange Commission March 3, 2023 Page 5

6.	In order to help us to continue to evaluate your accounting policy for your participation in third party bitcoin mining pools, please address the following:

a) Clarify for us whether your contracts with third party bitcoin mining pool operators are terminable by either party at any time without compensating the other party for the termination (that is, other than paying amounts due as a result of goods or services transferred up to the termination date).

b) Clarify for us whether you are only entitled to consideration for computing power provided for the successful placement of a block on the bitcoin blockchain by the third party and that you are not entitled to any compensation for computing power provided for unsuccessful attempts to place a block on the bitcoin blockchain by the third party.

c) Provide your materiality analysis for the difference between your accounting convention for measuring noncash consideration received for your third party pool participation for each quarterly and year-to-date period through December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment along with previous comments and will accordingly revise its accounting policy and expand its disclosures in the “Revenue From Contracts with Customers” section of the SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Footnote in our upcoming 10-K filing for the year ended December 31, 2022. The following responses correspond to each point in the foregoing comment from the Staff. The responses below should be reviewed in conjunction with the revised revenue recognition policy as stated below in comment 7.

a) We acknowledge the Staff’s comment and confirm that our contracts with third-party mining pool operators are terminable at any time by either party for convenience without compensating the other party for such termination.

b) We acknowledge the Staff’s comment and confirm that the Company is only entitled to consideration for computing power provided for the successful placement of a block on the bitcoin blockchain by the third-party mining pool and that the Company is not entitled to any compensation for computing power provided for unsuccessful attempts to place a block on the bitcoin blockchain by the third party.

Securities Exchange Commission March 3, 2023 Page 6

c) The Company has evaluated the quantitative impact of the difference between recognizing revenue at fair value of bitcoin at contract inception (i.e., upon successful placement of a block on the bitcoin blockchain) versus recognizing revenue at the daily closing U.S. dollar spot rate of bitcoin on the date of receipt of the block rewards and transaction fees to which the Company is entitled for its contribution to a third-party mining pool. The impact is quantitatively immaterial to the Company’s consolidated statement of operations for all periods presented as follows:

For the interim periods and year ended December 31, 2022 (in thousands)

	For the three months ended				Year Ended
Participant	March 31	June 30	September 30	December 31	December 31
Company’s accounting convention	$-	$633	$2,607	$1,022	$4,262
Revenues at contract inception	-	636	2,579	1,021	4,236
Difference	-	(3)	28	1	26

Further, the Company has qualitatively evaluated the materiality of such revision and has determined that the revision is also qualitatively immaterial as the new treatment of amounts received will not result in any of the following:

●	a misstatement or omission that would reverse the loss to profit or profit to loss;
●	a potential effect of the misstatement on the company’s policy; or
●	deemed incompliance with local regulations, laws, agreements, loan covenants or other material agreements in place at the time of reporting.

7.	In order to help us continue to evaluate your accounting policy for your role as a pool operator, please address the following:

a) Confirm for us whether the specified good or service being received by the bitcoin blockchain is the successful placement of a block on the bitcoin blockchain (i.e., transaction verification services).

b) Supplement your ASC 606 control analysis to evaluate control over the placement/broadcasting of a block on the bitcoin blockchain assuming participation by the mine pool participant. In your analysis, clarify how an individual mine pool participant could exercise control over the transaction verification service on behalf of the pool.

c) Clarify the role of individual miners that participated in your pool. In your reply, clarify whether an individual miner created and proposed individual blocks to be broadcast to the bitcoin blockchain (and if so, how they were able to do so) or alternatively, whether they directed their computing power to specific nonce ranges.

d) Clarify the material terms of the software license and whether that license conveyed control to an individual miner over the mining server used by the company to establish and maintain its node.

e) Clarify for us the nature of your relationship with and the role of NYDIG in your bitcoin mining pool and in the node you operated. We note that you refer to NYDIG as a custodian.

Securities Exchange Commission March 3, 2023 Page 7

f) Provide your materiality analysis of the fair value of the pro rata block reward and transaction fee payment attributable to each third-party pool participant for each quarterly and year-to-date period in which third parties participated in your mining pool.

Response: The Company respectfully acknowledges the Staff’s comment along with previous comments provided in the comment letters dated October 11, 2022, and June 14, 2022, and will accordingly revise its accounting policy for when the Company is a pool operator and expand its disclosures in the “Revenue From Contracts with Customers” section of SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Footnote in our upcoming 10-K filing for the year ended December 31, 2022 as follows:

SIGNIFICANT ACCOUNTING POLICIES - REVENUES FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and
●	the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Securities Exchange Commission March 3, 2023 Page 8

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Application of the five-step model to the Company’s mining operations

The Company’s ongoing major or central operation is to provide computing power to collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”) and bitcoin transaction verification services to the bitcoin network through a Company-operated mining pool as the operator and a participant (“Operator”) (such activity as Participant and Operator, collectively, “mining”). The Company currently mines in a self-operated pool, which was previously open to third-party pool participants from September 2021 until May 2022.

The following table presents revenue of the Company disaggregated for those arrangements in which the Company is the Operator and Participant (in thousands):

(in thousands)	Years ended December 31,
	2022	2021 (Restated)	2020
Operator	$113,491	$138,589	$-
Participant	4,262	20,574	4,357
	$117,753	$159,163	$4,357

Operator

From September 2021 until May 2022, the Company privately operated its own bitcoin mining pool, MaraPool. As the Operator, the Company views the transaction requestor and the bitcoin network, collectively, as its customers (referred to as “Customer”) under FASB ASC 606 Revenue from Contracts with Customers (“Topic 606”) because the provision of transaction verification services (successful mining) is an output of the Company’s ordinary activities. A contract with a customer exists at the point when the Company successfully validates a transaction to the distributed ledger. At this point, the performance obligation to validate the requested transaction has been satisfied in accordance with FASB ASC 606-10-25-30, and the criteria in FASB ASC 606-10-25-1 would be met as follows:

Both, the Customer (requester and the network) and the Company have approved the contract and have evidenced they are committed to the transaction at the point of successfully validating and adding the transaction to the distributed ledger. Each party’s rights, the consideration to be transferred, and the payment terms are clear. The transaction has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract). Collection of the fees is probable because the fees are transferred to the Company as part of closing a successful block.

These contracts are terminable at any time by either party without compensation. By successfully mining a block, the Company satisfies its lone performance obligation of providing transaction verification services to the Customer and, thus, recognizes revenue at that point in time. The amount to which the Company is entitled for successfully validating a block of transactions is fixed at the point in time the contract is deemed to exist and the performance obligation is satisfied. Thus, there is no variable consideration.

Securities Exchange Commission March 3, 2023 Page 9

As the Operator, the Company also engages unrelated third-party mining enterprises (“pool participants”) to contribute computing power, and in exchange, remits transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed computing power ( hash rate). The MaraPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the proof of work winner and assignee of all validations and, therefore, the transaction verifier of record. The pool participants enter into contracts with the Company as Operator; they do not directly enter into contracts with the network or the requester and are not known verifiers of the transactions assigned to the pool. As Operator, the Company delegates mining work to the pool participants utilizing software that algorithmically assigns work to each individual miner. By virtue of its selection and operation of the software, the Company as Operator controls delegation of work to the pool participants. This indicates that the Company directs the mining pool participants to contribute its hash rate to solve in areas that the Company designates. Therefore, the Company determined that it controls the service of providing transaction verification services to the network and requester. Accordingly, the Company records all of the transaction fees and block rewards earned from transactions assigned to MaraPool as revenue from contracts with customers under Topic 606, and the portion of the transaction fees and block rewards remitted to MaraPool participants as cost of revenues, net of pool fees collected.

ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception, which is the same the time the block reward and transaction fee is earned and the performance obligation to the requester and the network is fulfilled by successfully validating the applicable block of transactions. For reasons of operational practicality, the Company applies an accounting convention to use the daily quoted closing U.S. dollar spot rate of bitcoin each day to determine the fair value of bitcoin earned as transaction fees and block rewards in the Company’s wallet during that day. This accounting convention does not result in materially different revenue recognition from using the fair value of the bitcoin earned at contract inception (i.e., the moment a block is earned) and has been consistently applied in all periods presented. The Company also uses an accounting convention to recognize revenue on the day the transaction fees and block rewards are settled in the Company’s wallet, which can sometimes be up to 24 hours later. However, this accounting convention individually, and in aggregate with the aforementioned accounting convention also do not result in materially different revenue recognition from using the fair value of the bitcoin earned at contract inception and has been consistently applied in all periods presented.

Expenses associated with providing the bitcoin transaction verification services to the Customers, such as rent, electricity cost, and transaction fees and block rewards. Depreciation on digital currency mining equipment is recorded as a component of cost of revenues.

Participant

When the Company is a Participant in a third-party operated mining pool, the Company provides computing power (hash rate) that is an output of the Company’s ordinary activities in exchange for consideration. The Company considers the third-party mining pool operators its customer under Topic 606. These contracts are terminable at any time by either party without compensation, and an enforceable right to compensation for the Company only arises when the pool in which it participates successfully mines a block. Therefore, there is no contract until a block is won by the mining pool, at which point all the criteria in FASB ASC 606-10-25-1 are met. Before that time, either party could terminate the arrangement without the Company being entitled to any compensation for its contributed computing power to date.

In exchange for providing computing power, the Company is entitled to consideration equal to a fractional share of the block reward and transaction fee (non-cash consideration), earned by the pool for successfully adding a block to the blockchain. The amount of consideration to which the Company is entitled is a fractional share of the block reward and transaction fee that is based on the proportion of the Company’s contributed hash rate to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the pool operator, net of any pool fees due to the pool operator.

The provision of computing power is the only performance obligation under our arrangements with third-party mining pool operators. The transaction consideration the Company receives is non-cash and fixed at the point in time the contract is determined to exist and the performance obligation of contributing hash power towards the successful block validation satisfied.

Securities Exchange Commission March 3, 2023 Page 10

The Company is entitled to its fractional share of the block reward and transaction fee at the time the pool successfully validates the applicable block of transactions. However, the Company does not have visibility to exactly know when a block is successfully validated (i.e., when contract inception and corresponding performance obligation satisfaction occurs). Therefore, the Company does not recognize revenue until it receives confirmation of the consideration to which it is entitled from a successful block validation, usually via the settlement of the fractional share of block reward and transaction fee in the Company’s digital wallet. The difference between the revenue that would be recognized using the successful block validation date versus the confirmation (usually, settlement) date is immaterial in all periods presented.

The Company further applies an accounting convention that uses the daily quoted closing U.S. dollar spot rate of bitcoin on the settlement date to determine the fair value of non-cash bitcoin consideration received in Company’s wallet during that day. This accounting convention of measuring pool participant revenue based on the closing U.S. dollar spot rate of bitcoin on the settlement date instead of the fair value of the bitcoin at contract inception (i.e., point in time the applicable block is successfully validated) does not result in materially different revenue recognition for any period presented.

Expenses associated with providing computing power services to third-party operated mining pools, such as rent and electricity cost are recorded as cost of revenues. Depreciation on digital currency mining equipment is also recorded as a component of cost of revenues.

The following responses correspond to each point in the foregoing comment from the Staff and should be reviewed in conjunction with the revised revenue recognition disclosure proposed for the December 31, 2022 10-K filing above:

a)	The Company confirms that the specified service being received by the bitcoin blockchain and the transaction requester (i.e., Customers) is transaction verification services.

b)	In our revised analysis, we have concluded that the Company, as Operator, is primarily responsible for fulfilling the performance obligation of providing transaction verification services to the bitcoin network and requester, (Customers). The Company, rather than the pool participants, enters into the contract with the Customers. The pool participants enter into contracts only with the Company as Operator; they do not enter into contracts with the network or the requester, and are not known verifiers of the transactions assigned to the pool. Further, as Operator, the Company delegates mining work to the pool participants utilizing software that algorithmically assigns work to each individual miner. By virtue of its selection and operation of the software, the Company controls delegation of mining work to the pool participants. This indicates that the Company directs the mining pool participants to contribute its hash rate to solve in areas that the Company designates. Therefore, the Company determined that it controls the service of providing transaction verification services to the network and requester, with pool participants acting, in effect, as subcontracting contributors to the specified transaction verification service. Accordingly, the Company revised its revenue recognition policy as outlined above.

c)	As documented in b), the Company respectfully advises the Staff that it has revised its revenue recognition policy and concluded that the Company as an Operator controls the transaction verification services provided to Customers. We believe the response to b) also addresses the question in c), specifically, that it is the Company as Operator that is the block validator of record and directs pool participants as to how to employ their computing power.

Securities Exchange Commission March 3, 2023 Page 11

d)	In our revised analysis, we have concluded that the Company, as Operator, controls the service of providing transaction verification services to the Customers and utilizes mining software to allocate work to third party pool participants. As stated in our response to b), the Company selected the mining software to be used, owns the license to it, and operates the software.

e)	The Company is a party to a Digital Asset Custodial Agreement with NYDIG, which was entered into in July 2021. Pursuant to the agreement, the Company appointed NYDIG to act as a custodian for and to hold custodied assets for the benefit of the Company. The duties of NYDIG with respect to the Company’s custodied assets includes receiving and holding custodied assets for safekeeping for the benefit of the Company, delivering custodied assets to the Company in accordance with the Company’s specific instructions, and performing various administrative duties in accordance with the Company’s instructions. Pursuant to the terms and agreement, NYDIG has no right, interest, or title in those custodied assets. The custodied assets will at all times be identifiable in NYDIG’s database as being stored in the account for the benefit of the Company.

f)	The Company has revised its policy to recognize all successfully mined bitcoin by Marapool as revenue when it is Operator and to recognize the fractional share block reward and transaction fee payment attributable to each third-party pool participant as cost of revenue, retrospectively applicable as part of the Company’s restatement of historical financials in the Company’s upcoming 10-K. Accordingly the Company respectfully advises the Staff that this request no longer appears applicable.

8.	In response to prior comment 20, you indicate that you provided computing power to the third party pool operator in your capacity as a pool participant in the third party’s bitcoin mining pool. Please explain the differences in the facts and circumstances of the Marapool bitcoin mining pool the Company operated that leads you to believe that the Marapool pool participants provide transaction verification services to the bitcoin blockchain, as noted from your response to prior comment 18, rather than computing power to the Company, as pool operator of Marapool.

Response: After considering the Staff’s comments to our previous responses and upon completing additional review of the specific facts and circumstances of our mining pool and our arrangements with pool participants, we have changed our position and now conclude that pool participants provide computing power to the pool with the pool (and therefore the Company as Operator of the pool) providing transaction verification services to the bitcoin blockchain and transaction requester. We have therefore determined that our previous conclusion that we acted as an Agent in operating a pool with third party participants was incorrect. We are restating our historical financials in the upcoming 10-K filing to present revenue recognition and related cost of revenues reflecting the Company’s role as a principal for the periods in which we operated a third-party mining pool.

Securities Exchange Commission March 3, 2023 Page 12

Note 9 - Debt, page 17

9.	We note that the interest rate of the RLOC is based, in part, on Loan to Value (“LTV”) Ratio. Tell us what consideration you gave to separately accounting for any embedded derivative related to the interest rate. Refer to ASC 815-15.

Response: On July 28, 2022, the Company entered into a revolving credit agreement (“RLOC”) with Silvergate Bank (“Silvergate”, or Lender”) under which the Lender will make revolving advances to the Company. In considering whether the Company would need to separately account for any embedded derivative related to the interest rate, the Company evaluated the following features:

i.	Applicable Margin (adjusts between 1.25% to 2.75% based on the LTV ratio determined as the outstanding advances divided by the value of dollars of bitcoin held in the collateral account (“LTV Ratio”));
ii.	Floor Rate (adjusts between 5.25% and 6.75% based on the LTV Ratio);

The Applicable Margin and Floor Rate (features (i) and (ii)) met all the criteria for bifurcation in FASB ASC 815-15-25-1 for the following reasons: (a) indexation to the price of bitcoin is not clearly and closely related to the debt host (i.e., the drawn advances); (b) the debt host is not remeasured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings; and (c) the features meet the definition of a derivative as outlined in ASC 815-10-15-83 (i.e., the underlying is the value of bitcoin held in the collateral account, the notional is the principal amount of the advance, the embedded feature requires a nominal initial net investment, and the cash payment of the Applicable Margin or Floor Rate is not associated with the underlying and would, therefore, cause the embedded feature to meet the net settlement criterion pursuant to ASC 815-10-15-99).

However, the Company notes that it borrowed $50 million in advances in October, 2022 repaid it in two tranches in November, 2022 and December, 2022, and therefore determined that there is no impact to the Company’s consolidated statements of operations and consolidated condensed balance sheet arising from the bifurcation of such derivatives given that the derivatives were entered into and settled within the same reporting period. Accordingly, the Company did not record or disclose such bifurcated derivatives and will monitor future borrowings under the RLOC to determine whether the impact of bifurcation of the features under such future borrowings would be material.

Securities Exchange Commission March 3, 2023 Page 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

10.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: We acknowledge the Staff’s guidance and we have added additional disclosure to our upcoming 10-K filing for Comments 10, 11 and 12 in an effort to disclose the significant crypto market development and their impact on the company. A draft of which follows:

Significant crypto market developments and impacts to the Company:

2022 was a challenging year for the crypto sector in general, as macroeconomic conditions (including higher inflation and rising interest rates as compared to recent years) resulted in weaker equity markets and a general “risk off” sentiment that appear to have had a negative impact on bitcoin prices. As the Company’s stock price trends in the same direction as bitcoin prices, an effect to bitcoin prices certainly carried through to the Company’s stock price and availability of capital for operations. This set of circumstances was exacerbated by a series of unforeseen events which hit the sector. These included:

●	De-pegging of $LUNA in the second quarter of 2022,
●	The bankruptcies of key players in the crypto universe, including Three Arrows Capital, Voyager, and Celsius.
●	The fourth quarter collapse of FTX , which drove additional credit related bankruptcies and a significant decline in bitcoin prices and bitcoin mining rig prices.

As these events led to the decline in the price of bitcoin, on top of unfavorable macroeconomic conditions, the Company’s financial condition, results and operations and stock price were adversely impacted. The resulting declines in financial performance and operational challenges faced by the Company in 2022 were most evident in the following areas:

●	Total margin decline: We saw reduced profitability of our operations due to depressed bitcoin prices and delays in scaling our operations. Total margin was a loss of $xx.x million in the current-year period compared with income of $xx.x million in the prior-year period, a decline of $xx.x million (note this is intended as a template, and all “xx.x” placeholders throughout will be updated in the 10-K filing).

●	Digital assets book value decline: We experienced significant impairments ($xx.x million) and unrealized losses ($xx.x million) on digital assets held on our balance sheet and in an investment fund during the year ended December 31, 2022.

●	Digital assets - fair value decline: At December 31, 2022, the fair value of a single bitcoin was approximately $16,545, a 63% decline in fair value from December 31, 2021, when a single bitcoin was worth approximately $45,208. At December 31, 2022, the Company held approximately 7,815 bitcoin ($123.3 million book value) on the balance sheet.

●	Digital assets utilized as collateral - fair value declines and additional collateral requirements: On November 9, 2022, bitcoin prices declined to a new yearly low on concerns of financial instability in the industry as a result of the FTX collapse. As a result, the Company was required to provide an additional 1,669 bitcoin (valued at $16,212.50 per bitcoin) as collateral for its outstanding borrowings under its Term Loan and RLOC facilities, bringing its total collateral balance to 9,490 bitcoin (or approximately $153.9 million). The Company’s total bitcoin holdings as of November 9, 2022, were 11,440 bitcoin, of which 1,950 (approximately $31.6 million) were unrestricted. During November and December 2022, the Company repaid the $50 million in RLOC borrowings. These repayments, along with a modest recovery of bitcoin prices through December 31, 2022, enabled the Company to reduce its bitcoin held as collateral to approximately 4,417 bitcoin (with a value of approximately $73.1 million) by December 31, 2022.

Securities Exchange Commission March 3, 2023 Page 14

●	Impairment of bitcoin mining rigs and advances to vendors: We also saw significant declines in the fair value bitcoin mining rigs during the fourth quarter. As a result, the Company assessed the need for an impairment write-down of both bitcoin mining rigs (held as fixed assets) and advances to vendors (a current asset) representing deposits associated with the future delivery of mining rigs. We recognized impairment charges for both the bitcoin mining rigs ($xxx.x million) and the advances to vendors ($xxx.x million) – a total impairment of approximately $xxx.x million.

We also suffered from the impact of the “cryptowinter” on other parties.

●	Direct impact of vendor bankruptcy filing: On September 22, 2022, Compute North filed for restructuring under Chapter 11 of the U.S. Bankruptcy Code. During the year ended December 31, 2022, the recorded impairment charges of approximately $xx.x million in operating expenses (replated to deposits) and approximately $xx.x million (related to certain loans and preferred stock investments) as non-operating expenses.

●	Impact of bankruptcies and FTX collapse on our primary lender: Silvergate Bank serves as the lender for our Term Loan and RLOC facilities, through which we may borrow up to $200 million provided we post sufficient collateral in bitcoin. Silvergate has filed disclosure with the SEC regarding its financial woes, including doubts about its ability to continue as a going concern and need to postpone the filing of its Annual Report with the SEC as a result of severe declines in its deposit base and less than adequate capitalization. This has led to a mass exodus of industry leading crypto clients and turned the country’s crypto friendliest bank to having headlines along the lines of crypto businesses fleeing the beleaguered bank, thus creating both a credit void as well as massive reputational risk for crypto clients.

In early February, 2023 Marathon provided Silvergate Bank with the required 30-day notice for the prepayment of the $50 million outstanding under the Term Loan Facility, terminating the entire term loan facility. The prepayment is to be completed on March 8. While the Company still maintains a $100 million revolving credit facility with Silvergate Bank, with a zero balance outstanding, it is deciding whether to, at a minimum, drastically reduce the size of the facility, if not terminating it in full.

We anticipate that businesses in this and related industries may continue to experience economic and operational challenges, and the first half of 2023 will continue to be a period of challenge and uncertainty in the industry. We are continuously evaluating strategic opportunities which we may decide to undertake as part of our strategic growth initiatives; however, we can offer no assurances that any strategic opportunities which we decide to undertake will be achieved on the schedule or within the budget we anticipate, if at all, in our competitive and evolving industry. See Part I, Item 1A. “Risk Factors” in this 2022 Annual Report for additional discussion regarding potential impacts our competitive and evolving industry may have on our business.

11.	We note that you own crypto assets and certain of these crypto assets may serve as collateral for loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. Identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Response: Please refer to draft disclosure included in response to comment 10.

Securities Exchange Commission March 3, 2023 Page 15

12.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
●	Have the crypto assets of their customers unaccounted for.
●	Have experienced material corporate compliance failures.

Response: Please refer to draft disclosure included in response to comment 10.

Significant developments for the three-month period ended September 30, 2022, page 23

13.	We note your discussion of the impact of the Compute North Bankruptcy. To the extent material, also discuss how the bankruptcies of FTX and BlockFi, as well as any other crypto asset companies, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

Response: Please refer to draft disclosure included in response to comment 10 for disclosure on the downstream impacts of the FTX and other bankruptcies on our business. As discussed above and on p. 23 of our third quarter 10-Q, as referenced, we have thoroughly discussed the impact of the Compute North Bankruptcy. We have material assets unrecovered as discussed with respect to Compute North. To the extent that we give deposits for hosting arrangements, we could lose those deposits in a bankruptcy, if we become an unsecured creditor, and we have disclosed this with respect to the Compute North situation.

14.	We note that, in early July 2022, the Company expanded certain hosting arrangements with Compute North. We further note from your Q2 2022 earnings call that under the renegotiated contract, you now have the ability to control when the miners will be curtailed and can benefit from selling energy back to the grid. Please provide us with a detailed accounting analysis of whether the revised agreement with Compute North, LLC is or contains a lease under ASC 842. Also address the energy agreements as part of your analysis.

Response: We wish to clarify certain points made during the Q2 2022 earnings call related to the new contract. The Company is not a party to the PPA, nor do we have the option to control when miners are curtailed. The power provider makes that determination. Also, we do not directly sell energy back to the grid, the power provider does. Our contract enables us to receive a credit on our monthly bill for a proportion of the benefits from the sale of wind energy to the grid.

Securities Exchange Commission March 3, 2023 Page 16

On August 4, 2022, the Company entered into a revised agreement (“Agreement”) with Compute North, LLC (“CN”, or “Supplier”) for Supplier to provide space within a mining facility (“Facility”) to house and service the Company’s bitcoin miners. Such Agreement also includes the provision of rack space, 240V power source, ambient air cooling, redundant internet connectivity, physical security, some degree of technical support, miner configuration, miner monitoring, and performance enhancing firmware at a specified service level for 60 months.

The Company considered whether the Agreement contains a lease under ASC 842, specifically considering whether the Company would be deemed to have a lease of the entire Facility (through its right to use the Facility’s capacity), or lease of rack space (i.e., equipment needed to house the Company’s miners).

Capacity

In evaluating whether the capacity for which the Company has contracted for under the Agreement represents a lease, the Company first considered whether the capacity represents an identified asset. The Company determined that the total power output of the Facility is 273 MW, and the Company has the contractual right to receive about 219 MW of power output which represents approximately 80% of the total capacity of the Facility. Given the Agreement does not convey to the Company substantially all the capacity of the Facility, there is no identified asset and a lease does not exist.

Notwithstanding that there is no identified asset related to the production of the electricity, the Company further considered whether the Company has control over the Facility; specifically, whether the Company would have the ability to direct how and for what purpose the capacity of the Facility is being used. When energy costs on the power grid are higher than the profit of mining bitcoin, the Supplier curtails bitcoin mining activity and sells energy derived from its power purchase agreement back to the power grid and credit the Company the proceeds in excess of a contracted price against the Company’s energy bill. The determination of when electricity would be supplied to the Company’s miners is solely at the discretion of the Supplier, for the Supplier’s economic benefit, and the Company does not have the ability to direct whether, and when, its miners’ activities would be curtailed for energy to be sold back to the power grid. Further, so long as Supplier meets its service level arrangements as specified in the agreement, Compute North, LLC has the ability to direct the timing of when such miners are in operation and where such miners would be racked at the Facility. Therefore, the Company determined that because it does not have the right to direct how and for what purpose the energy capacity of the Facility is used, the Agreement does not contain a lease.

Rack Space

The rack space within the Facility is an implicitly identified asset given the rack space will be made available to the Company and the specific racks to which the Company’s miners will be attached is known when the Company’s miners are brought to the Facility and attached. Further, the rack space is physically distinct from other rack space in the Facility. However, the Agreement does not explicitly identify rack space that is uniquely identifiable and specifically designated for the Company’s use. In addition, the Supplier has a substantive substitution right because if the Company requires additional rack space, the Supplier can obtain another readily available rack within the Facility and the Company cannot prevent the Supplier from substituting one rack space for another in order to optimize its inventory of rack space and configuration according to customer demand. Given the Supplier has a substantive substitution right pursuant to the Agreement, there is no identified asset and a lease does not exist.

Securities Exchange Commission March 3, 2023 Page 17

15.	Please provide us with a detailed accounting analysis of whether the hosting agreement with Applied Blockchain is or contains a lease under ASC 842.

Response: The Company’s agreement (“Agreement”) with Applied Blockchain, Inc. (“APLD”) provides energized cryptocurrency mining facilities at Ellendale ND, Garden City TX, and Jamestown ND (each, a “Facility”, collectively, the “Facilities”) for the Company’s mining operations. The Company has contracted with APLD to have access to a specified amount of KW/H of energy at a certain service level of output of the Facilities that includes use of rack space, air conditioning power to be available 95% of the time during a calendar year, network infrastructure based on fiber optic internet connection, filtered ambient air, and monitoring and troubleshooting of the Company’s miners on a 24 hours a day, 7 days a week basis.

The Company considered whether the Agreement contains a lease under ASC 842, specifically considering whether the Company would be deemed to have a lease at each of Ellendale, Garden City, and Jamestown Facilities (through its right to the Facility’s output of electricity).

Ellendale ND

The Company first evaluated whether a capacity portion of the Facility is an identified asset. At Ellendale, the Facility has a Capacity of 180 MW and the Company contracted for consumption of 100% of the Facility’s power capacity. Therefore, the Company’s capacity portion represents substantially all (>90%) of the capacity of the Facility and the entirety of the Facility is an identified asset.

The Company next considered whether the Company has the right to control the Facility for a period of time. The Company determined that it has the right to obtain economic benefits from the Facility in the form of MW of electricity powering the Company’s miners. Further, given the Company has the right to direct APLD to operate the Facility in a manner it predetermined per the Agreement with APLD not having the right to change those operating instructions. Therefore, Management determined that the Company controls the use of the Ellendale Facility.

As the Ellendale Facility represents an identified asset that the Company controls, the Agreement contains an embedded lease of the Ellendale Facility. However, as of December 31, 2022, none of our mining rigs were installed in Ellendale, and the facility was under construction. As such, the Facility has not been made available for use by the Company as the Facility is not able to operate in its predetermined manner as stipulated by the Agreement and the Company is unable to direct the use of the electricity of the Facility. As the lease commencement date has not occurred, the Company has not recognized this lease as of December 31, 2022.

Securities Exchange Commission March 3, 2023 Page 18

Garden City TX

The total power capacity at the Garden City Facility is 200 MW, and the amount of electricity the Company is contracted to receive is about 99 MW which represents approximately 50% of the total power capacity of the Facility. Given the Agreement does not convey to the Company substantially all the capacity of the Facility, there is no identified asset with respect to the Facility, and as such, no lease of the Facility exists.

Management notes that the Agreement provides the Company with the use of racks for placement and attachment of the Company’s miners within the Facility. While specifically identifiable racks are not designated in the Agreement for use by the Company, Management notes that during the fourth quarter of 2022 the Company’s miners had been brought to the Facility and attached to the racks. Therefore, the racks became implicitly identifiable at this time because the individual racks to which the Company’s miners are attached became known. Additionally, the racks are physically distinct from other racks in the Facility and any relocation of any of the Company’s miners to another location within the Facility may only be made upon the Company’s approval. As the Company can prevent the supplier from substituting the racks, the supplier does not have substantive substitution right. Given there (i) is a specified asset, (ii) the asset is physically distinct, and (iii) is not subject to substantive supplier substitution rights, the racks within the Facility represent an identified asset upon delivery to the Facility during the fourth quarter.

Management next considered whether the Company has the right to control the racks for a period of time. The Company determined that it has the right to obtain economic benefits from the racks in the form of placement and storage of the Company’s miners. Furthermore, the Company has the ability to direct APLD to operate the racks in a manner it predetermined per the Agreement, with APLD not having the right to change those operating instructions, Therefore the Company controls the use of the racks. As the racks represent an identified asset that the Company controls, Management determined that the use of the racks represents an embedded lease within the Agreement at December 31, 2022.

Management respectfully clarifies for the Staff, that because the Company’s miners had not been brought to the Facility and attached to the racks as at September 30, 2022, no identified asset existed with regard to the use of the racks and therefore no embedded lease existed at September 30, 2022.

Jamestown ND

The total power capacity at Jamestown is 100W and the amount of electricity the Company is contracted to receive is about 33 MW which represents approximately 33% of the total power capacity of the Facility. Given the Agreement does not convey substantially all the capacity of the Facility to the Company, there is no identified asset, and no lease of the Facility exists.

Securities Exchange Commission March 3, 2023 Page 19

Management notes that the Agreement provides the Company with the use of racks for placement and attachment of the Company’s miners within the Facility. However, specifically identifiable racks are not designated in the Agreement for use by the Company; therefore the racks are not explicitly specified in the contract. In addition, Management notes that as of December 31, 2022, none of the Company’s miners had been brought to the Facility and attached to the racks. Therefore, the racks are also not implicitly identifiable because the individual racks to which the Company’s miners will be attached remain unknown. As such, Management determined as of December 31, 2022, there is no identified asset with respect to the use of the racks and therefore no lease of the racks exists. Management will re-evaluate whether the arrangement contains a lease at the time any Company miners are brought to the Facility and attached to the racks, resulting in the racks becoming implicitly identifiable.

Risk Factors, page 34

16.	Describe any material risk to you, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets. Identify any material concentrations of risk and quantify any material exposures.

Response: Because our business is limited to Bitcoin mining, there are no redemption and withdrawal scenarios that directly impact our business as this is not relevant to our business model.

17.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response: As stated above, our business is limited to the mining of bitcoin. Thus, we do not have customers. With regard to counterparties and regulators, we appear to have fared better than most bitcoin miners; however, we have included concerns for counterparties and regulators in the answer to Comment 18.

Securities Exchange Commission March 3, 2023 Page 20

18.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response: We have considered your comments 17, 18 and 19 and provide hereinbelow one comprehensive risk factor to cover all three sets of concerns.

We are subject to an extensive, highly evolving and uncertain regulatory and business landscape and any adverse changes to, or our failure to comply with, any laws and regulations, and adverse business reactions from counterparties could adversely affect our brand, reputation, business, operating results, and financial condition.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance, as well as counterparty risk in the markets in which we operate, including regulatory aspects from financial services, federal energy and other regulators, the SEC, the CFTC, credit, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, consumer and commercial lending, usury, foreign currency exchange, privacy, data governance, data protection, cybersecurity, fraud detection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing, as well as the same regulatory risks applicable to counterparties, most notably hosting businesses, as well as the recent economic issues and bankruptcies befalling some in this industry. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, some applicable laws and regulations do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, the direction and timing of which may be influenced by changes in the governing administrations and major events in the crypto economy. For example, following the failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks, Voyager and Three Arrows Capital in 2022 (even though these do not directly affect our business), the U.S. Congress expressed the need for both greater federal oversight of the crypto economy and comprehensive cryptocurrency legislation. In the near future, various governmental and regulatory bodies, including in the United States, may introduce new policies, laws, and regulations relating to crypto assets and the crypto economy generally, and crypto asset platforms in particular. The failures of risk management and other control functions at other companies that played a role in these events could accelerate an existing regulatory trend toward stricter oversight of crypto asset platforms and the crypto economy.

Due to our business activities, we may be subject to ongoing examinations, oversight, and reviews and currently are, and expect in the future, to be subject to investigations and inquiries, by U.S. federal and state regulators, many of which have broad discretion to audit and examine our business. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

19.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response: We have reviewed the above comment in conjunction with this comment and provided a comprehensive risk factor to cover both above.

Securities Exchange Commission March 3, 2023 Page 21

20.	Describe any material risks related to safeguarding your or your affiliates’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Response: Our primary risk in this area would be the custody of digital assets - The Company does not hold any digital assets on exchanges and all of its bitcoin (including bitcoin pledged as collateral for borrowings) is held in segregated custody accounts at a third-party Custodian that utilizes “cold storage” at all times. In the case of any pledged collateral, Silvergate may only claim the collateral upon providing notice to the Custodian that an Event of Default (as defined in our loan agreements) has occurred and is ongoing.

21.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response: We have discussed the recent “crypto winter” with our Board and management team extensively over the duration and have not identified any gaps in risk management or processes. Our finance and legal team, under the guidance of our CEO and Board, are continually evaluating our business model and results to address the ever changing crypto market conditions and business dynamics.

22.	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

Response: As of the date of this letter, the only vehicles we have pursuant to which our bitcoin may be used as collateral are our $50 million term loan and our Revolving Credit Facility (“RLOC”) with Silvergate Bank. In early February we gave notice of the prepayment of the $50 million term loan and the termination of the term loan facility. This prepayment and termination is scheduled for March 8, 2023. We have not historically used the RLOC facility as a major source of long term financing nor do we intend to so use this in the future. Therefore, we do not view this as a material risk In addition, we have begun conversations with Silvergate to reduce the size of the RLOC facility from $100 million to $50 million. We expect to pick up these conversations in the latter half of March.

23.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.
●	Financing risk, including equity and debt financing.
●	Risk of increased losses or impairments in your investments or other assets.
●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
●	Risks from price declines or price volatility of crypto assets.

Response: Please refer to our previous responses. We feel we have adequately disclosed the potential risks which arise from the volatility in the price of bitcoin in our existing risk factors.

Securities Exchange Commission March 3, 2023 Page 22

24.	We note the recent enactment of legislation in New York establishing a two-year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources. Although you do not operate in New York, discuss the possibility of similar laws being enacted in jurisdictions that you do operate in.

Response: We are aware of the two year partial ban in New York. We do not believe that this legislation will lead to similar laws being enacted in jurisdictions in which we operate. In fact, in the jurisdictions in which we operate, namely Texas, the opposite seems to be the case. See “Crypto Mining Ban Makes New York Potential Model for Other States” by Rosemarie Miller, in i.e. Miller, in Forbes, on December 7, 2022 (stating that opposed to New York, other states are enacting measures to encourage, rather than discourage, mining); and https://blockchain.bakermckenzie.com/2022/11/29/new-york-enacts-two-year-crypto-mining-moratorium/ (“In contrast, other U.S. states have adopted policies to attract crypto-mining.”). As a result, we do not see that there is a risk at this time or that a risk factor would be appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business Organization, page F-8

25.	We do not believe that your response to prior comment 1 provides a sufficient basis to support the Company’s conclusion that it does not transfer control of the bitcoin it loaned. We observe that the nature of the Company’s bitcoin lending arrangements is different than that of a repurchase agreement as described in ASC 606-10-55-68. We further observe that, based on the Company’s analysis and representation of the facts, the borrower of the Company’s bitcoin could deploy the bitcoin at its discretion, bore the risk of loss or theft of those bitcoin, and otherwise had the ability to direct the use of the bitcoin transferred to it under such a lending arrangement. As such, please tell us whether you considered derecognizing the bitcoin lent and concurrently recognizing a receivable reflective of the Company’s right to receive bitcoin from the borrower. We note such accounting may be appropriate based on your facts and circumstances. We further note that such receivable may be measured at the fair value of the lent bitcoin, both initially and at subsequent reporting dates and that such accounting may include a separately recognized allowance for expected credit losses under the principles of ASC Topic 326 that incorporates forecasts reflecting the Company’s expectation of credit losses on such receivable.

Response: We acknowledge the Staff’s comments and confirm our previous responses that we did consider derecognizing the bitcoin lent and recognizing a receivable reflecting our right to receive the bitcoin back from the borrower. We concluded in our assessment that the Company retained control and as such, derecognition was not appropriate. We acknowledged in our previous response 1 that we were aware that lenders’ accounting for digital assets was being debated in practice and that we believed that our application of ASC 606 in determining whether we or the borrower controlled the loaned digital assets was appropriate at the time we made the determination. However, we note that during the fourth quarter of 2022, the Staff provided additional guidance around lenders’ accounting for loans for crypto intangible assets, including bitcoin loans. This guidance calls for the derecognition of the bitcoin loaned and the recognition of a receivable reflective of the Company’s right to receive bitcoin from the borrower, which differs from our conclusion on the matter. The Staff stated that they would not object to a lender that applies their views as the adoption of a new accounting principle with retrospective application to all periods presented in its financial statements.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the staff’s questions, but please contact the undersigned at hugh@marathondh.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

Cc: Jolie Kahn, Esq.

MARATHON DIGITAL HOLDINGS, INC.

1180 North Town Center Drive Suite 100 Las Vegas, NV 89144

TELE 725.202.6780